Filed Pursuant to Rule 253(g)(2)

File No. 024-12727

Greene Concepts, Inc.

45,000,000 Units

Each Unit Consisting of 100 Shares of Common

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Offering Circular Supplement No. 1

Dated April 29, 2026

An Offering Statement (the “Offering Statement”) on Form 1-A pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. The Offering Statement was Qualified on March 31, 2026.

This Offering Circular Supplement No. 1 covers a change in the offering price of the Units offered from $0.0125 per Unit to $0.01 per Unit. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.